Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of Hesai Group (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States of America (the “GAAP”) and have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the section headed “General Information” heading in the “Notes to the Unaudited Condensed Consolidated Financial Information”).

* For identification purposes only

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•	ADAS lidar shipments in the full year of 2025 were 1,381,133 units, representing an increase of 202.6% from 456,386 units in 2024.

•	Robotics lidar shipments in the full year of 2025 were 239,273 units, representing an increase of 425.8% from 45,503 units in 2024.

•	Total lidar shipments in the full year of 2025 were 1,620,406 units, representing an increase of 222.9% from 501,889 units in 2024.

•	Net revenues were RMB3,027.6 million (US$432.9 million)[1] for the full year of 2025, representing an increase of 45.8% from RMB2,077.2 million for the prior year.

•	Gross margin was 41.8% for the full year of 2025, compared with 42.6% for the prior year.

•	Income from operations was RMB168.8 million (US$24.1 million) for the full year of 2025, compared with loss from operations of RMB204.9 million for the prior year. Excluding share-based compensation expenses, non-GAAP[2] income from operations was RMB283.4 million (US$40.5 million) for the full year of 2025, compared with non-GAAP loss from operations of RMB88.8 million for the prior year.

•	Net income was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

•	Basic and diluted net income per ordinary share were RMB3.13 (US$0.45) and RMB2.98 (US$0.43), respectively, for the full year of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB3.96 (US$0.57) and RMB3.76 (US$0.54), respectively, for the full year of 2025.

MANAGEMENT COMMENTARY

“2025 was a landmark year as Hesai became the first lidar company to achieve full-year GAAP profitability, while also ranking No.1 in 2025 with over 40% share of the long-range automotive lidar market, according to Gasgoo.” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “As lidar emerges as the ‘invisible airbag’ for ADAS safety, we have secured design wins with all top ten Chinese OEMs, expanded into the sub-RMB100,000 mass market, captured the multi-lidar L3 inflection point, and accelerated global expansion through partnerships with NVIDIA and others. These milestones are structurally increasing lidar content per vehicle and broadening our total addressable market. Beyond automotive, substantial opportunities are also opening up, where Hesai ranked No.1 across major robotics submarkets, such as humanoid and quadruped robots, robotaxis, robovans, and robotic lawn mowers, according to GGII, Yole Group, and Frost & Sullivan. To fully capitalize on the surging demand across both ADAS and Robotics, we are scaling our annual production capacity to over 4 million units in 2026.”

[1]	All translations from RMB to USD for the fourth quarter and full year of 2025 were made at the exchange rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

[2]	See “Use of Non-GAAP Financial Measures” included in this announcement for further details.

Dr. Li continued, “As the AI-driven Fourth Industrial Revolution accelerates, Hesai is positioning to become the key enabler of Physical AI – digitizing the real world, redefining how humans and robotics perceive and act. Over the coming months, we will launch new flagship products, each targeting an addressable market worth trillions of RMB, bringing this vision to life and laying the groundwork for our next decade of growth.”

“2025 marked a significant milestone for us in both the scale and quality of our financial performance,” said Mr. Andrew Fan, Hesai’s CFO. “We delivered record net revenues of over RMB3 billion (US$433 million), up 46% year-over-year, while tripling total shipments to over 1.6 million units. Importantly, we also achieved industry-first full-year GAAP net income of RMB436 million (US$62 million) and non-GAAP net income of RMB551 million (US$79 million) in 2025, driven by robust revenue growth, disciplined cost management, and improved operating leverage through AI-enabled efficiency gains across R&D, manufacturing, and operations. We have also delivered GAAP net income for three consecutive quarters and non-GAAP net income for five consecutive quarters. Alongside this, we recorded three consecutive years of positive operating cash flow, while our net assets grew to around RMB9 billion (US$1.3 billion).”

Mr. Fan added, “2026 marks a bold new chapter for Hesai. We are raising our outlook for lidar shipments to 3 to 3.5 million units, and will soon launch breakthrough new products that unlock future opportunities, and further advance our vision to empower robotics and elevate lives.”

RECENT DEVELOPMENTS

▪	Business Updates

o	Global:

▪	Selected as the primary lidar partner for the NVIDIA DRIVE Hyperion 10 platform, positioning Hesai as the default turnkey lidar solution for OEMs building autonomous driving systems on NVIDIA, and joined the NVIDIA Halos AI Systems Inspection Lab to further advance safety in autonomous vehicles and robotics.

▪	Partnered with Grab as Hesai’s exclusive distributor in Southeast Asia, leveraging its scale and network to rapidly expand regional access to Hesai’s high-quality lidars.

▪	Accumulated 2,071 lidar patents[3] as of 2025. With this robust portfolio, Hesai ranks No.1 globally according to KnowMade, a Yole Group company, further reinforcing Hesai’s leadership in lidar innovation.

o	Domestic:

▪	Secured ADAS design wins with 40 automotive brands globally across over 160 vehicle models, including all top ten OEMs in China. The addition of new customers in the fourth quarter and recently – including BAIC and FAW Bestune – further strengthened the Company’s presence among leading OEMs.

[3]	Including patents granted and pending patent applications.

▪	Secured multi-lidar design wins with Li Auto, Xiaomi, and Changan, with start of production (“SOP”) planned for 2026-2027. Multi-lidar models typically feature 3 to 6 lidars per vehicle.

▪	Selected by Unitree to equip JT128 lidar in all of its humanoid robots featured at the 2026 Spring Festival Gala (China’s largest annual broadcast with peak viewership of 400 million), enabling the precise execution of a complex, synchronized Chinese Kung Fu performance.

▪	Secured a design win for NIU Technologies’ next-gen electric two-wheel model, marking a new application of FTX lidar and opening the electric two-wheel market to automotive-grade 3D perception.

▪	Signed orders with clients including Dreame and MOVA for robotic lawn mower lidars, representing a backlog of over 10 million lidar units, with strong follow-on potential as deployments scale.

▪	According to Gasgoo, GGII, Yole Group, and Frost & Sullivan, ranked No.1 in the long-range automotive lidar market, as well as across major robotics submarkets, including:

⮚	Humanoid & quadruped robots (new orders from companies such as Unitree, HONOR Robot, Galbot, Magiclab, and Vita Dynamics);

⮚	Robotaxis (new orders from companies such as Pony.ai, WeRide, Baidu Apollo Go, DiDi, and other global players across North America, Asia, and Europe);

⮚	Robovans (new orders from companies such as Zelos, Neolix, and Meituan);

⮚	Robotic lawn mowers (new orders from companies such as Dreame, MOVA, and Nexlawn).

▪	Product Updates:

o	Launched the FMC500 system-on-chip (“SoC”) in November 2025, a dedicated lidar master control chip integrating MCU, FPGA, and ADC with on-chip functional safety and cybersecurity. The revamped version of ATX lidar (up to 256 channels), powered by this SoC, is expected to start SOP in April 2026.

o	Released patented “Photon Isolation” technology, which eliminates interference between laser channels and is now fully integrated across Hesai’s flagship lidar products, delivering best-in-class safety and reliability.

Hesai Announces Favorable Resolution of IP Dispute and Reaffirms Its Commitment to Innovation and R&D

On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Company approximately US$6.4 million in costs and fees, which the Company received from Ouster during the fourth quarter of 2025.

UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

Net revenues were RMB3,027.6 million (US$432.9 million) for the full year of 2025, representing an increase of 45.8% from RMB2,077.2 million for the prior year. Product revenues were RMB2,982.9 million (US$426.6 million) for the full year of 2025, representing an increase of 51.7% from RMB1,966.3 million for the prior year. The year-over-year increase was mainly attributable to increased revenues from sales of both ADAS and Robotics lidar products due to robust demand, both in China and globally. Service revenues were RMB44.6 million (US$6.4 million) for the full year of 2025, representing a decrease of 59.8% from RMB110.8 million for the prior year. The year-over-year decrease was driven by lower revenues from non-recurring engineering services.

Cost of revenues was RMB1,762.5 million (US$252.0 million) for the full year of 2025, representing an increase of 47.8% from RMB1,192.6 million for the prior year.

Gross margin was 41.8% for the full year of 2025, compared with 42.6% for the prior year. The year-over-year decrease was due to a decrease in revenues from high-margin non-recurring engineering services, and a higher revenue contribution from ADAS lidars, which typically carry a lower gross margin than Robotics lidars, partially offset by effective cost and scale optimization on both ADAS and Robotics lidars.

Sales and marketing expenses were RMB192.0 million (US$27.5 million) for the full year of 2025, representing a decrease of 0.5% from RMB193.0 million for the prior year. The decrease was mainly driven by a decrease in marketing expenses of RMB5.4 million (US$0.8 million).

General and administrative expenses were RMB288.8 million (US$41.3 million) for the full year of 2025, representing a decrease of 8.9% from RMB316.9 million for the prior year. The decrease was mainly driven by a decrease in professional service fees of RMB40.5 million (US$5.8 million).

Research and development expenses were RMB796.9 million (US$114.0 million) for the full year of 2025, representing a decrease of 6.9% from RMB855.6 million for the prior year. The year-over-year decrease was mainly due to a decrease in payroll expenses of RMB32.8 million (US$4.7 million) and a decrease in material expenses of RMB17.2 million (US$2.5 million). The payroll savings were mainly driven by the broader adoption of AI tools within our R&D team.

Income from operations was RMB168.8 million (US$24.1 million) for the full year of 2025, compared with loss from operations of RMB204.9 million for the prior year. Excluding share-based compensation expenses, non-GAAP income from operations was RMB283.4 million (US$40.5 million) for the full year of 2025, compared with non-GAAP loss from operations of RMB88.8 million for the prior year.

Other income was RMB184.6 million (US$26.4 million) for the full year of 2025, compared with other loss of RMB2.5 million for the prior year. The other income was mainly derived from a gain on disposal of an equity investment in an early-stage tech company.

Net income was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

Net income attributable to ordinary shareholders of the Company was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss attributable to ordinary shareholders of the Company of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

Basic and diluted net income per ordinary share were RMB3.13 (US$0.45) and RMB2.98 (US$0.43), respectively, for the full year of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB3.96 (US$0.57) and RMB3.76 (US$0.54), respectively, for the full year of 2025.

Cash reserve4 was RMB7,511.0 million (US$1,074.1 million) as of December 31, 2025, compared with RMB7,368.8 million as of September 30, 2025.

BUSINESS OUTLOOK

For the first quarter of 2026, the Company expects net revenues to be between RMB650 million (US$93 million) and RMB700 million (US$100 million), representing a year-over-year increase of approximately 24% to 33%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

During the year ended December 31, 2025, we funded our cash requirements principally through IPO financing and cash generated from our operations. We had cash reserve of RMB7,511.0 million and RMB3,204.8 million as of December 31, 2025 and 2024, respectively.

Net cash provided by operating activities was RMB117.0 million in 2025, compared with RMB63.5 million in 2024.

Significant Investments

In April 2025, we, through a partnership, indirectly subscribed approximately 10% equity interest in an early-stage technological company (the “Investee”), an associate of Founding Shareholders of the Group, for a cash consideration of US$13.9 million, equivalent to approximately RMB100 million. In August 2025, we, through a partnership, indirectly disposed its entire equity interest in the Investee to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275 million. The gain on the indirect disposal of the Investee after deduction of the related taxes and expenses would be approximately US$20.7 million, equivalent to RMB148 million. As of December 31, 2025, our short-term and long-term investments were comprised almost entirely of structured bank financial products and time deposits.

[4]	Cash reserve represents cash and cash equivalents, restricted cash, short-term investments and long-term time deposits.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the year ended December 31, 2025.

Pledge of Assets

As at December 31, 2025, land-use rights and constructions with a total book value of RMB362 million were pledged to secure banking facilities.

Future Plans for Material Investments or Capital Assets

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2025.

Gearing Ratio

As at December 31, 2025, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 20.4% (as at December 31, 2024: 34.4%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to

U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the

U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on the class B ordinary shares of the Company (the “Class B Ordinary Shares”) or American depositary shares of the Company (the “ADSs”) or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2025.

Capital Commitment

As of December 31, 2025, capital commitment of the Company was RMB38.4 million, compared with RMB132.9 million as at December 31, 2024, primarily attributable to commitments of manufacturing facilities and investment.

Employees and Remuneration

As at December 31, 2025, the Company had a total of 1,118 employees.

As required by the PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

Compliance with Corporate Governance Code

As the Class B Ordinary Shares were only listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on September 16, 2025 (the “Listing Date”), during the period from the Listing Date to the date of this announcement, we have complied with all of the applicable code provisions of the Corporate Governance Code5 (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

[5]	The amendments to the Corporate Governance Code effective on 1 July 2025 will apply to corporate governance reports and annual reports for financial years commencing on or after 1 July 2025. For this announcement, the Company shall refer to the then effective Corporate Governance Code.

Pursuant to Code Provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman of the Board and chief executive officer and Dr. Yifan Li (“Dr. Li”) currently performs these two roles. The Board believes that, in view of Dr. Li’s experience, personal profile and his roles in our Company, Dr. Li is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our chief executive officer. The Board also believes that the combined roles of both chairperson and chief executive officer has the benefit of ensuring consistent leadership within the Group and can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding directors’ securities transactions (the “Code”) on terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Model Code.

Specific enquiry has been made of all the Directors and relevant employees, and they have confirmed that they have complied with the Model Code during the period from the Listing Date to the date of this announcement.

Important Events after the Reporting Period

By a special resolution passed at the extraordinary general meeting and class meetings of the Company held on March 3, 2026, the Company had, among others, adopted of its third amended and restated memorandum and articles of association, approved the re-designation of 50,000,000 authorized but unissued and un-designated shares (as defined under the Listing Rules) into Class B Ordinary Shares on a one-for-one basis, and granted a general mandate to the Directors to issue/repurchase shares and/or ADSs. For details, please refer to the circular and poll results announcement of the Company dated January 26, 2026 and March 3, 2026 respectively, and the third amended and restated memorandum and articles of association of the Company.

Save as disclosed above and in this announcement, no other important events affecting the Group occurred since December 31, 2025 and up to the date of this announcement.

BOARD COMMITTEES

The Board delegates certain responsibilities to various committees and has formed three Board committees, namely the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

Audit Committee

We have established the Audit Committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code.

The primary duties of the Audit Committee, among others, are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee consists of three independent non-executive Directors, namely, Ms. Yi Zhang, Dr. Hui Wang and Mr. Jia Ren. Ms. Yi Zhang serves as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2025 and has met with the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Scope of Work of Deloitte Touche Tohmatsu

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2025 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated statements of operations and comprehensive (loss) income, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in this announcement have been agreed by the Company’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company’s draft consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

Events or issues may arise during the course of finalizing and issuing the audited consolidated financial statements of the Company that might result in the need to revise amounts in the Company’s consolidated financial statements.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities or Sale of Treasury Shares

On September 16, 2025, Hesai successfully listed its Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange (the “Listing”). The Company issued a total of 19,550,000 Class B Ordinary Shares in the global offering.

On September 19, 2025, 2,932,500 Class B Ordinary Shares were issued pursuant to full exercise of the over-allotment option as disclosed in the announcement of the Company dated September 16, 2025.

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period. As at December 31, 2025, the Company did not hold any treasury shares.

Use of Net Proceeds

Net proceeds from the global offering, after deducting underwriting discounts and commissions, including the over-allotment option, were approximately HK$4,654.1 million, which will be used in accordance with the use of proceeds as disclosed in the prospectus of the Company published on the website of the Hong Kong Stock Exchange on September 8, 2025 (the “Prospectus”). As at the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus. Since the Listing Date and as at the date of this announcement, the Company has not utilized any net proceeds from the Listing.

Material Litigation

Ouster Arbitration

On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Group approximately US$6.4 million in costs and fees, which the Group received from Ouster during the fourth quarter of 2025.

Class Action

On November 3, 2025, the Court appointed lead plaintiff. On November 13, 2025, lead plaintiff filed an amended complaint. On December 29, 2025, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed on January 27, 2026. On February 18, 2026, the Court denied in part and granted in part the motion to dismiss. This is a procedural ruling at the pleading stage and does not constitute a final resolution of the litigation.

DoD Litigation

On March 19, 2026, the D.C. Circuit held oral argument in the Group’s appeal in Washington, D.C. As of the date of this announcement, the Group remains on the Section 1260H List and is unable to predict the outcome of the appeal.

While certain legal proceedings are still ongoing, the Directors will monitor these legal proceedings closely and the Company will continue to keep the shareholders of the Company and potential investors informed of any further material development as necessary.

Saved as disclosed above, the Company was not involved in any other material litigation or arbitration during the year ended December 31, 2025, and the Directors are not aware of any material litigations or claims that are pending or threatened against the Group since the Listing Date and up to the date of this announcement.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025. (for the year ended December 31, 2024: nil).

Publication of Annual Results and Annual Report

This announcement is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and on the website of the Company at investor.hesaitech.com. The 2025 annual report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders (if applicable) and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth in this announcement.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, Tuesday, March 24, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	2,077,157	3,027,573	432,937
Cost of revenues	(1,192,572)	(1,762,477)	(252,031)

Gross Profit	884,585	1,265,096	180,906

Operating expenses:
Sales and marketing expenses	(193,032)	(191,990)	(27,454)
General and administrative expenses	(316,913)	(288,828)	(41,302)
Research and development expenses	(855,641)	(796,940)	(113,961)
Other operating income, net	276,093	181,415	25,942

Total operating expenses	(1,089,493)	(1,096,343)	(156,775)

(Loss) Income from operations	(204,908)	168,753	24,131
Interest income	104,401	130,237	18,624
Interest expenses	(12,827)	(18,923)	(2,706)
Foreign exchange gain, net	14,577	2,156	308
Other (loss) income, net	(2,476)	184,566	26,393

Net (loss) income before income tax and share of loss in equity method investments	(101,233)	466,789	66,750
Income tax expenses	(1,130)	(30,835)	(4,409)
Share of loss in equity method investment	(13)	(74)	(11)

Net (loss) income	(102,376)	435,880	62,330

Net (loss) income attributable to ordinary shareholders of the Company	(102,376)	435,880	62,330

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
(Losses) Earnings per share:
Basic	(0.79)	3.13	0.45
Diluted	(0.79)	2.98	0.43

Weighted average shares used in calculating net (losses) earnings per share:
Basic	129,188,125	139,145,475	139,145,475
Diluted	129,188,125	146,437,135	146,437,135

Net (loss) income	(102,376)	435,880	62,330

Other comprehensive (loss) income:
Foreign currency translation adjustments	18,535	(50,445)	(7,214)

Comprehensive (loss) income	(83,841)	385,435	55,116

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	1,663,492	237,876
Restricted cash	3,594	4,014	574
Short-term investments	362,195	3,091,856	442,130
Notes receivable	22,341	94,697	13,541
Accounts receivable, net	765,027	1,262,220	180,495
Contract assets	9,909	–	–
Amounts due from related parties	5,039	–	–
Inventories	482,137	670,453	95,874
Prepayments and other current assets	193,448	282,431	40,387

Total current assets	4,682,656	7,069,163	1,010,877
Non-current assets:
Property and equipment, net	944,218	1,099,283	157,195
Intangible assets, net	76,554	95,507	13,657
Land-use rights, net	39,879	39,015	5,579
Long-term investments	31,798	2,781,670	397,774
Right-of-use assets	114,260	109,318	15,632
Other non-current assets	100,246	67,322	9,627

Total non-current assets	1,306,955	4,192,115	599,464

TOTAL ASSETS	5,989,611	11,261,278	1,610,341

	As of December 31,
	2024	2025
	RMB	RMB	US$
Current liabilities:
Short-term borrowings	345,253	448,233	64,096
Notes payable	10,096	150,199	21,478
Accounts payable	345,011	592,560	84,735
Contract liabilities	32,994	21,019	3,006
Amounts due to related parties	335,253	–	–
Accrued warranty liability	43,607	77,672	11,107
Income tax payable	–	27,157	3,883
Accrued expenses and other current liabilities	516,726	578,495	82,724

Total current liabilities	1,628,940	1,895,335	271,029
Non-current liabilities:
Operating lease liabilities	98,370	85,555	12,234
Long-term borrowings	269,438	278,727	39,857
Other non-current liabilities	61,132	42,907	6,137

Total non-current liabilities	428,940	407,189	58,228

TOTAL LIABILITIES	2,057,880	2,302,524	329,257

Shareholders’ equity
Class A Ordinary shares	19	17	2
Class B Ordinary shares	70	90	13
Additional paid-in capital	7,577,113	11,925,963	1,705,390
Subscription receivables	(292,721)	–	–
Accumulated other comprehensive income	56,975	6,530	933
Accumulated deficit	(3,409,725)	(2,973,846)	(425,254)

Total Shareholders’ equity	3,931,731	8,958,754	1,281,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	11,261,278	1,610,341

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2)
Cash flows from operating activities:
Net cash provided by operating activities	63,503	116,987	16,732

Cash flows from investing activities:
Purchases of short-term investments	(2,548,575)	(3,725,664)	(532,763)
Maturity of short-term investments	3,775,809	1,021,000	146,000
Purchases of long-term investments	–	(2,723,660)	(389,479)
Purchases of property and equipment	(259,541)	(309,370)	(44,239)
Purchases of intangible assets	(11,817)	(32,825)	(4,694)
Purchases of equity securities	–	(100,000)	(14,300)
Proceeds from disposal of equity securities	–	275,563	39,405
Proceeds from disposal of property and equipment	–	4,224	604
Proceeds from disposal of intangible assets	–	36,967	5,286

Net cash provided by (used in) investing activities	955,876	(5,553,765)	(794,180)

Cash flows from financing activities:
Capital distribution to shareholders in connection with the 2021 Reorganization	–	(292,721)	(41,859)
Capital contribution from shareholders in connection with the 2021 Reorganization	–	292,721	41,859
Proceeds from issuance of ordinary shares of in connection to IPO	–	4,249,946	607,734
Proceeds from long-term borrowings	120,275	127,734	18,266
Repayment of long-term borrowings	(20,157)	–	–
Proceeds from short-term borrowings	234,100	331,776	47,443
Repayment of short-term borrowings	(117,682)	(347,242)	(49,655)
Payment of offering costs	–	(43,689)	(6,247)
Proceeds from issuance of ordinary shares upon the exercise of share options	34,139	27,346	3,910

Net cash provided by financing activities	250,675	4,345,871	621,451

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2)
Net increase (decrease) in cash and cash equivalents	1,270,054	(1,090,907)	(155,997)

Cash, cash equivalents and restricted cash, beginning of the year	1,558,124	2,842,560	406,481

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	14,382	(84,147)	(12,034)

Cash, cash equivalents and restricted cash, end of the year	2,842,560	1,667,506	238,450

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statement of cash flows:

Cash and cash equivalents	2,838,966	1,663,492	237,876
Restricted cash	3,594	4,014	574

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	2,842,560	1,667,506	238,450

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1	GENERAL INFORMATION

Description of Business and Corporate History

Hesai Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the “Group”) is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or lidar.

History of the Group

The Group’s history began in October 2014 with the establishment of Shanghai Hesai Photonics Co., Ltd. (“Hesai Photonics”), a limited liability company established in the PRC by Dr. Kai Sun, Dr. Yifan Li and Mr. Shaoqing Xiang (collectively known as the “Founding Shareholders”). In August 2020, Hesai Photonics was converted by its then shareholders into a joint stock company under the PRC law and changed its name to Shanghai Hesai.

Initial Public Offering (“IPO”)

In February and March 2023, the Group, in connection with its IPO in the United States, issued 10,125,118 Class B ordinary shares with net proceeds of US$179,786 (equivalent to RMB1,225,470).

In September 2025, the Group listed on the Main Board of the Hong Kong Stock Exchange with a global offering of 22,482,500 Class B ordinary shares with net proceeds of HK$4,654,135 (equivalent to RMB4,249,946).

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The financial statements presented herein represents the unaudited condensed consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Listing Rules, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Use of estimates

The preparation of the Historical Financial Information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Historical Financial Information mainly includes the estimated project progress towards certain services revenue, warranty reserves, incremental borrowing rate of lease liabilities, inventory write-down, allowance for credit losses, the useful lives and impairment of property and equipment, right-of-use assets, intangible assets and land-use rights, and share-based compensation.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries located outside of PRC is US$, CHF, EUR and other currencies such as THB, while the functional currency of subsidiaries located in PRC is RMB.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year/period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive (loss) income in the unaudited condensed consolidated balance sheets.

Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year/period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as foreign exchange gain (loss), net in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options, which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options is computed using the treasury stock method.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using the assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the Historical Financial Information.

Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024 and 2025.

3	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	819,999	1,342,172	191,928
Less: allowance for expected credit losses	(54,972)	(79,952)	(11,433)

Total accounts receivable, net	765,027	1,262,220	180,495

The following is an aged analysis of accounts receivable presented based on dates of delivery of goods/ rendering of services.

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	757,045	1,215,057	173,750
7 months to 1 year	41,483	53,251	7,615
1 to 2 years	19,006	18,614	2,662
Over 2 years	2,465	55,250	7,901

	819,999	1,342,172	191,928
Less: allowance for expected credit losses	(54,972)	(79,952)	(11,433)

Total accounts receivable, net	765,027	1,262,220	180,495

4	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on the invoice date.

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	344,802	591,757	84,620
7 months to 1 year	–	–	–
1 to 2 years	–	803	115
Over 2 years	209	–	–

Total	345,011	592,560	84,735

The average credit period on purchases of goods is 90 days.

5	REVENUE

The following table presents the Group’s net revenues for the years ended December 31, 2024 and 2025.

	For the Year ended December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Product revenues
Revenue from lidar products	1,946,775	2,973,340	425,181
Other product revenues	19,259	9,579	1,370
Service revenues
Engineering design, development and validation
service and solution revenue	100,290	36,118	5,165
Other service revenues	10,833	8,536	1,221

Total	2,077,157	3,027,573	432,937

The following table summarizes the Group’s revenues recognized at a point in time or over time.

	For the Year ended December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Revenue recognized at a point of time	2,038,302	3,023,288	432,324
Revenue recognized over time	38,855	4,285	613

Total	2,077,157	3,027,573	432,937

The following table summarizes the Group’s revenues disaggregated by the different geographic location.

	For the Year ended December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Revenue by geographic location
Chinese mainland	1,542,793	2,354,727	336,721
North America	280,874	451,689	64,591
Europe	161,095	140,002	20,020
Other regions	92,395	81,155	11,605

Total	2,077,157	3,027,573	432,937

6	NET (LOSSES) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the years indicated:

	For the year ended December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Numerator
Net (loss) earnings attributable to ordinary shareholders of the Company – basic and diluted	(102,376)	435,880	62,330

Denominator
Weighted average number of ordinary shares outstanding-basic	129,188,125	139,145,475	139,145,475
Incremental weighted-average ordinary shares from assumed exercise of share options and non-vested restricted stocks	–	7,291,660	7,291,660

Weighted average number of ordinary shares outstanding – diluted	129,188,125	146,437,135	146,437,135

(Losses) Earnings per share – basic	(0.79)	3.13	0.45

(Losses) Earnings per share – diluted	(0.79)	2.98	0.43

For the years ended December 31, 2024 and 2025, the following share options were excluded from the calculation of diluted net (losses) earnings per ordinary share, as their inclusion would have been anti-dilutive for the year prescribed.

	For the year ended December 31,
	2024	2025
	(Audited)	(Unaudited)
Shares issuable upon exercise of share options	9,917,509	8,563,859
Shares issuable upon vest of restricted share units	550,347	671,613

Total	10,467,856	9,235,472

7	TAXATION

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:

	For the year ended December 31,
	2024	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Current tax expenses (benefits)	1,130	30,835	4,409
Deferred tax (benefits) expenses	–	–	–

Income tax (benefits) expenses	1,130	30,835	4,409

The Group’s effective tax rate for the year ended December 31, 2024 and 2025 were (1.12)% (audited) and 6.61% (unaudited), respectively.

8	DIVIDEND

No dividends have been declared or paid by the Company for the years ended December 31, 2024 and 2025, respectively.